Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter ended March 31,		Years ended December 31
	2010		2009		2008		2007		2006		2005
Earnings:
Income before discontinued operations	$17,858		$45,052		$80,651		$56,737		$46,174		$65,912
Gain on sales of real estate	-		(103)		(4,578)		-		-		(6,391)
Interest expense	20,836		86,016		85,063		85,896		78,705		72,696
Total earnings	$38,694		$130,965		$161,136		$142,633		$124,879		$132,217

Fixed charges:
Interest expense	$20,836		$86,016		$85,063		$85,896		$78,705		$72,696
Capitalized interest	2,850		10,463		10,908		5,134		3,913		1,100
Preferred stock dividends	542		4,860		9,241		9,174		5,145		1,953
Perpetual preferred unit distributions	1,575		6,300		9,909		10,238		10,238		10,238
Total fixed charges and preferred stock dividends	$25,803		$107,639		$115,121		$110,442		$98,001		$85,987

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.63	X	1.36	X	1.68	X	1.57	X	1.51	X	1.79	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.50	X	1.22	X	1.40	X	1.29	X	1.27	X	1.54	X

(1)
The results of operations for 2005-2009 have been reclassified and restated to reflect discontinued operations and the adoption of the standard entitled "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion" subsequent to December 31, 2008.